U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                  FORM N-17f-2

              CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR
                          INVESTMENTS IN THE CUSTODY OF
                         MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

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1. Investment Company Act File Number:            Date examination completed:
          811-10083                                   September 30, 2001
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2. State Identification Number:
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AL           AK           AZ           AR           CA           CO
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CT           DE           DC           FL           GA           HI
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ID           IL           IN           IA           KS           KY
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LA           ME           MD           MA           MI           MN
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MS           MO           MT           NE           NV           NH
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NJ           NM           NY           NC           ND           OH
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OK           OR           PA           RI           SC           SD
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TN           TX           UT           VT           VA           WA
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WV           WI           WY           PUERTO RICO
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Other (specify):
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3. Exact name of investment company as specified in registration statement:
        Excelsior Hedge Fund of Funds I, LLC
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4. Address of principal executive office:(number, street, city, state, zip code)
        U.S. Trust Center, 301 N. Elm Street, Greensboro, NC 27401
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INSTRUCTIONS This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


October 9, 2002



                Management Statement Regarding Compliance with
           Certain Provisions of the Investment Company Act of 1940


We, as members of management of Excelsior Hedge Fund of Funds I, LLC (the "Company") are responsible for complying with the requirements of subsections
(b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2001, and from April 1, 2001 through September 30, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2001 and from April 1, 2001 through September 30, 2001, with respect to securities reflected in the investment account of the Company.


Excelsior Hedge Fund of Funds I, LLC


By:   /s/ Stephen C. Hassenfelt
      -------------------------
      Stephen C. Hassenfelt
      Principal Manager



 Independent Accountant's Report


To the Members and Board of Managers of
 Excelsior Hedge Fund of Funds I, LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Excelsior Hedge Fund of Funds I, LLC (the "Company") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2001, and with respect to agreement of security purchase and sales, for the period from April 1, 2001 through September 30, 2001:

1.    Confirmation  of  all  securities   (including   investments  in  limited
   partnerships and funds) held by counterparties and brokers in the name of the Company.

2. Reconciliation of all such securities (including investments in limited partnerships and funds) to books and records of the Company.

3. Agreement of all security purchases and all security sales since April 1, 2001 from the books of the Company to counterparty confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Excelsior Hedge Fund of Funds I, LLC complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2001, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Managers of Excelsior Hedge Fund of Funds I, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                    Ernst & Young LLP

October 9, 2002